

September 3, 2013

<u>Via E-mail</u>
Shawn A. Jenkins
Chief Executive Officer
Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, SC 29492

> **Re: Benefitfocus, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 14, 2013**
> **File No. 333-190610**

Dear Mr. Jenkins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   Please briefly discuss your status as a subsidiary of Goldman Sachs under Bank Holding Company Act of 1956 and it effect on your operations. Further, please provide a more detailed discussion in an appropriate location of the prospectus of any activities from which you will be prohibited by, and those that require approval from, the Federal Reserve and/or Goldman Sachs.

Management

Director Independence, page 109

2.   You disclose your intention to rely on the controlled company exemptions of the
        NASDAQ Stock Market and highlight several such instances on page 109. For example,
        you indicate that your board does not consist of a majority of independent directors and
        certain committees are not entirely comprised of independent directors. Please revise
        your discussion to clarify whether you are bound by your intention to rely on the
        exemptions you indicate and include a materially complete discussion of the available
        "controlled company" exemptions.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page F-8

3.   On page 14 you disclose that as a result of negotiations with your customers, the
        company may charge rates for professional services that would cause professional
        services to generate negative gross profit, based on the pricing determination about how
        much of the subscription price to allocate between professional services and software
        services. Please describe your methodology for allocating revenue between professional
        services and software services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Don Reynolds, Esq.
Wyrick Robbins Yates & Ponton LLP